

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 28, 2017

Andrew S. Drexler
Senior Vice President, Chief Accounting Officer and Controller
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, TX 75024-3698

> **Re: J. C. Penney Company, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed March 24, 2017**
> **File No. 1-15274**

Dear Mr. Drexler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Selected Financial Data

Non-GAAP Financial Measures, page 23

1. We note your calculation of EBITDA contains adjustments for gains and losses on early extinguishment of debt. Measures calculated differently from EBITDA as defined should not be characterized as EBITDA and their titles should be distinguished from EBITDA. Please revise your non-GAAP measure presentation accordingly. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Consolidated Statements of Operations, page 55

2. Please tell us how your presentation of gross margin on the face of the statement of operations complies with the guidance in ASC 225-10-S99-8 and Rule 5-03 of Regulation S-X. In this regard, your gross margin measure appears to present a figure for

income before depreciation. If so, please revise to either: (a) include an appropriate allocation of depreciation to costs applicable to revenue or (b) remove the gross margin subtotal and re-label the costs applicable to revenue line item throughout the filing to indicate that it excludes depreciation. Further, if you disclose gross margin excluding depreciation and amortization within Management's Discussion and Analysis of Financial Condition and Results of Operations, please identify the measure as a non-GAAP financial measure and disclose why management believes the non-GAAP measure provides useful information to investors. Refer to Item 10(e) of Regulation S-K.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding our comments. You may contact me with any other questions at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Salil Virkar, Assistant General Counsel and Corporate Secretary